

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Via E-mail
Jiayue Zhang
Chief Executive Officer
Taxus Pharmaceuticals Holdings, Inc.
245-16 Horace Harding Expressway,
Little Neck, NY 11362

     Re: Taxus Pharmaceuticals Holdings, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed December 26, 2014
               File No. 333-200602

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus cover page to clarify that you have not been approved for listing on the OTCBB and that you may not be successful in your application to list on the OTCBB.

Risk Factors
General

2. Please add as your initial risk factor a factor describing your operating losses, including each of the last two fiscal years, the interim period, and your accumulated deficit.

Our inability to fund our capital expenditure requirements . . ., page 15

3. Please revise the discussion to eliminate the reference to "continued growth" and "continue to capture additional market share." In this regard, we note your revenues appear to be decreasing and your losses are increasing.

4. Please expand your disclosure to support your conclusion that based on Mr. Zhang's resources, you believe that you will be able to fund your operations for approximately the next two years.

5. We note on page 31 that there is no assurance that you will be able to receive financing. Please expand your disclosure to clarify that Mr. Zhang has no obligation to fund your operations.

Selling Stockholders, page 19

6. Please expand the discussion to state when the selling shareholders acquired their shares and the price at which the shares were acquired.

Common Stock, page 22

7. Please reconcile the number of shares of common stock issued and outstanding with the disclosure in the preceding section.

Description of the Company
Corporate History, page 29

8. Please expand your disclosure to discuss your corporate history for the past five years including the nature and results of any reorganization or change in control.

Main Products and Services, page 29

9. We note that you sell food and operate as an Article 20-C Food Processing Establishment. Please expand your disclosure to discuss your material operations in addition to the sale of dietary supplements.

10. Please identify your principal products or product groups and the revenue derived from each of your principal products or product groups.

11. If material, please discuss the amount of your business derived from mail order and internet sales, respectively.

Suppliers, page 29

12. Please identify any material suppliers other than dietary supplement products wholesalers.

Our Competitors, page 29

13. Please expand your disclosure to discuss the competitive conditions in your marketplace for dietary supplements and the other products you sell. In this regard, please discuss small retail stores such as yourself and larger national stores that sell dietary supplements such as pharmacies and grocery stores.

14. Please expand the discussion to discuss the principal methods of competition in your market and the positive and negative factors pertaining to your competitive position.

Leased Properties, page 29

15. Please file your lease as an exhibit.

Employees, page 30

16. Please explain why you do not have any employees. Additionally, please discuss your ability to operate your business without employees. Also, please revise the discussion of your business as necessary to describe your actual current business operations. We may have additional comments.

17. Please expand your disclosure to explain the services provided to you under the consulting agreement and file the agreement as an exhibit.

Plan of Operations, page 31

18. Please expand your disclosure to state when you anticipate opening these additional stores, and the number of new stores that you plan to open. Additionally, please explain, if true, that you have not made any plans to raise the funds necessary to expand your operations.

Revenues, page 33

19. We note that your revenues increased by $10,126 between the years ended June 30, 2014 and June 30, 2013 primarily due to the increase in sales of dietary supplements. We also note your cost of revenue increased by $16,071 in the same period due to the increase in the costs of dietary supplements. Please expand your disclosure to discuss any trends that you reasonably expect will have a material impact on income from continuing operations.

If you know of events that will cause a material change in the relationship between costs and revenues, please disclose this change.

Liquidity and Capital Resources, page 33

20. Please disclose how long you expect your business operations to continue with your current amount of cash and cash equivalents. If you expect that your business operations cannot continue for twelve months given your current cash and cash equivalents, please disclose the amount of additional financing necessary to continue operations for twelve months.

21. We note that your retail store has incurred a net loss for the prior two years. Please discuss any additional funds that you would require to operate additional stores.

Liquidity and Capital Resources, page 35

22. We note that you plan to meet your ongoing cash requirements by retaining income as well as through equity or debt financing. Please clarify that you are operating at a loss and that your revenue is insufficient to meet your ongoing cash requirements.

23. We note that you plan to accrue sufficient capital reserves to finance all of your productions independently. Please expand your disclosure to identify your productions and explain how you are currently financing your productions.

Directors and Executive Officers, page 37

24. Please revise your disclosure throughout your prospectus to clarify that you only have one director and one executive officer. In this regard, we note that you refer to your "directors" and "officers."

25. If true, please clarify that Mr. Zhang does not have an employment agreement with the company.

26. Please expand the discussion in this section to identify the consultant referred to in your "Employees" section and provide the information requested by Items 401(c) and (e) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

27. We note on page 15 that your primary source of outside funding is the support from Mr. Zhang. Please expand your disclosure to discuss the funding provided by Mr. Zhang to the company as required by Item 404 of Regulation S-K.

Other Comments

> 28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Man Yam, Esq.
        Bernard & Yam, LLP
        140-75 Ash Avenue, Suite 2D
        Flushing, NY 11355